UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra DRC Subsidiary to Join

Extractive Industries Transparency Initiative

Trading: TSX and AIM: AAA

LONDON, U.K. (August 25, 2005) -- Adastra Minerals Inc. (“Adastra”) announces that the Board of Directors of its subsidiary Kingamyambo Musonoi Tailings Sarl (“KMT”), which owns 100% of the Kolwezi Cobalt and Copper Tailings Deposit (the “Kolwezi Project”) in the Democratic Republic of Congo (“DRC”), has unanimously resolved to become a signatory of the Extractive Industries Transparency Initiative (“EITI”).

The EITI is a coalition of governments, companies, civil society groups, investors and international organisations. Its objective is improved governance in resource rich countries through the full publication and verification of all payments to governments by companies in the oil, gas and mining sectors and a corresponding publication of all receipts from the natural resource sectors by governments.

Resource rich countries implementing the EITI can benefit from an improved investment climate by providing a clear signal to investors and the international financial institutions that the government is committed to strengthening transparency and accountability over natural resource revenues. In turn this will permit a greater scrutiny by civil society of governments’ stewardship of financial resources.

The Government of the DRC has endorsed the EITI and is currently considering how best to implement the intiative. KMT will be the first mining company in the DRC to join the EITI.

“We believe that a high level of transparency is crucial for any mining company operating in a developing country. We are therefore very committed to the principles laid out by the EITI, which will help to engender trust and dialogue between all stakeholders in mining revenues,” said Tim Read, President and CEO of Adastra. “The Government of the DRC has committed itself to creating an environment conducive to private-sector led growth, as evidenced by the forthcoming democratic elections, the promulgation of the new mining code, and the establishment of macro-economic stability leading to the renewal of economic growth. We believe the implementation of the EITI will provide further evidence to the international business community that the DRC is open for business.”

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC’s copper belt infrastructure.

About KMT

KMT is the DRC registered operating company for the Kolwezi Project. It is currently owned 82.5% Adastra, 5% by the Government of the DRC and 12.5% by La Générale des Carrières et des Mines (“Gécamines”), the government owned mining company. All three shareholders are represented on the KMT Board. The International Finance Corporation (a part of the World Bank Group) and the Industrial Development Corporation of South Africa have confirmed their intentions to exercise options to acquire 7.5% and 10.0% of KMT, respectively, from Adastra, whose shareholding would thereby be reduced to 65%. Both new investors strongly endorse the decision to become signatories of the EITI.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

For further information on the Extractive Industries Transparency Initiative, please review: http://www.eitransparency.org/

Contact us:

London

Tim Read	Justine Howarth / Cathy Malins
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: justine.howarth@parkgreenmedia.com

North America

Martti Kangas

The Equicom Group

T: +1 416 815 0700 x. 243

+1 800 385 5451 (toll free)

F: +1 416 815 0080

E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

August 25, 2005

Item 3.	News Release

The News Release dated August 25, 2005 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that the Board of Directors of its subsidiary Kingamyambo Musonoi Tailings Sarl, which owns 100% of the Kolwezi Cobalt and Copper Tailings Deposit in the Democratic Republic of Congo, has unanimously resolved to become a signatory of the Extractive Industries Transparency Initiative.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 25th day of August, 2005.

SCHEDULE “A”

NEWS RELEASE

Adastra DRC Subsidiary to Join

Extractive Industries Transparency Initiative

Trading: TSX and AIM: AAA

LONDON, U.K. (August 25, 2005) -- Adastra Minerals Inc. (“Adastra”) announces that the Board of Directors of its subsidiary Kingamyambo Musonoi Tailings Sarl (“KMT”), which owns 100% of the Kolwezi Cobalt and Copper Tailings Deposit (the “Kolwezi Project”) in the Democratic Republic of Congo (“DRC”), has unanimously resolved to become a signatory of the Extractive Industries Transparency Initiative (“EITI”).

The EITI is a coalition of governments, companies, civil society groups, investors and international organisations. Its objective is improved governance in resource rich countries through the full publication and verification of all payments to governments by companies in the oil, gas and mining sectors and a corresponding publication of all receipts from the natural resource sectors by governments.

Resource rich countries implementing the EITI can benefit from an improved investment climate by providing a clear signal to investors and the international financial institutions that the government is committed to strengthening transparency and accountability over natural resource revenues. In turn this will permit a greater scrutiny by civil society of governments’ stewardship of financial resources.

The Government of the DRC has endorsed the EITI and is currently considering how best to implement the intiative. KMT will be the first mining company in the DRC to join the EITI.

“We believe that a high level of transparency is crucial for any mining company operating in a developing country. We are therefore very committed to the principles laid out by the EITI, which will help to engender trust and dialogue between all stakeholders in mining revenues,” said Tim Read, President and CEO of Adastra. “The Government of the DRC has committed itself to creating an environment conducive to private-sector led growth, as evidenced by the forthcoming democratic elections, the promulgation of the new mining code, and the establishment of macro-economic stability leading to the renewal of economic growth. We believe the implementation of the EITI will provide further evidence to the international business community that the DRC is open for business.”

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC’s copper belt infrastructure.

About KMT

KMT is the DRC registered operating company for the Kolwezi Project. It is currently owned 82.5% Adastra, 5% by the Government of the DRC and 12.5% by La Générale des Carrières et des Mines (“Gécamines”), the government owned mining company. All three shareholders are represented on the KMT Board. The International Finance Corporation (a part of the World Bank Group) and the Industrial Development Corporation of South Africa have confirmed their intentions to exercise options to acquire 7.5% and 10.0% of KMT, respectively, from Adastra, whose shareholding would thereby be reduced to 65%. Both new investors strongly endorse the decision to become signatories of the EITI.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

For further information on the Extractive Industries Transparency Initiative, please review: http://www.eitransparency.org/

Contact us:

London

Tim Read	Justine Howarth / Cathy Malins
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: justine.howarth@parkgreenmedia.com

North America

Martti Kangas

The Equicom Group

T: +1 416 815 0700 x. 243

+1 800 385 5451 (toll free)

F: +1 416 815 0080

E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date	August 25, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director